Exhibit 12

Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

November 20, 2020
Barings BDC, Inc.
300 South Tryon Street, Suite 2500
Charlotte, North Carolina 28202

Ladies and Gentlemen:

You have requested our opinion as to whether the Reorganization (as defined below) will be treated for U.S. federal income tax purposes as a reorganization qualifying under section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to that certain Agreement and Plan of Merger, dated as of August 10, 2020, as amended, executed by (i) Barings BDC, Inc. (“Acquiring Fund”), a Maryland corporation, (ii) MVC Capital, Inc. (“Acquired Fund”), a Delaware corporation, (iii) Mustang Acquisition Sub, Inc., a Delaware corporation and wholly-owned direct subsidiary of the Acquiring Fund (“Acquisition Sub”) and (iv) for certain limited purposes, Barings LLC, a Delaware limited liability company (the “Parent External Advisor”) (as amended, the “Plan”), the following transactions (collectively, the “Reorganization”) will occur:

(a)          The Acquisition Sub will merge with and into the Acquired Fund and the separate corporate existence of the Acquisition Sub will cease, with each share of Acquisition Sub being converted into one Acquired Fund Share;

(b)          All shares of common stock of the Acquired Fund issued and outstanding immediately prior to the Reorganization that are owned by the Acquiring Fund or any of its consolidated subsidiaries (including Acquisition Sub) will be cancelled and will cease to exist and no shares of common stock of the Acquiring Fund or any other consideration will be delivered in exchange therefor (such shares, the “Cancelled Shares”).

(c)          Each of the shares of common stock of the Acquired Fund (“Acquired Fund Shares”), except for the Cancelled Shares, will be converted into the right to receive Cash Consideration (as defined in the Plan) from the Parent External Advisor and a number of voting shares of common stock of the Acquiring Fund equal to the Exchange Ratio (as defined in the Plan) (“Acquiring Fund Shares”).

(d)          Immediately thereafter, the Acquired Fund will merge with and into the Acquiring Fund, and the separate corporate existence of the Acquired Fund will cease.

(e)          Each holder (together, the “Shareholders”) of Acquired Fund Shares (other than the Cancelled Shares) that will be converted into the right to receive the Cash Consideration from the Parent External Advisor and shares of Acquiring Fund Shares will be entitled to receive the Cash Consideration from the Parent External Advisor and Acquiring Fund Shares, and any cash in lieu of fractional shares of the Acquiring Fund to be issued or paid in consideration therefor and any additional cash in respect of the Closing Date Total FX Linked Adjustment (as defined in, and pursuant to the terms of, the Plan).

Unless otherwise defined, capitalized terms used in this opinion have the meanings assigned to them in the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Registration Statement (including the Joint Proxy Statement/Prospectus), (3) the facts and representations contained in the letters dated on or about the date hereof addressed to us from each of the Acquired Fund and the Acquiring Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

In addition, we have assumed, with your consent, that:

1.
Original documents (including signatures) are authentic, documents submitted to us as copies conform to the original documents, and there has been (or will be by the Effective Time) execution and delivery of all documents where execution and delivery are prerequisites to the effectiveness thereof;

2.
The Reorganization will be consummated in the manner contemplated by, and in accordance with the provisions of, the Plan, the Registration Statement and the Joint Proxy Statement/Prospectus, and the Reorganization will be effective under the laws of the State of Delaware and of the State of Maryland;

3.
All factual statements, descriptions and representations contained in any of the documents referred to herein or otherwise made to us are true, complete and correct in all respects and will remain true, complete and correct in all respects up to and including the Effective Time (as though made on the Effective Time), and no actions have been taken or will be taken which are inconsistent with such factual statements, descriptions or representations or which make any such factual statements, descriptions or representations untrue, incomplete or incorrect at the Effective Time;

4.
Any statements made in any of the documents referred to herein “to the knowledge of” or similarly qualified are true, complete and correct in all respects and will continue to be true, complete and correct in all respects at all times up to and including the Effective Time (as though made on the Effective Time), in each case without such qualification; and

5.	The parties have complied with and, if applicable, will continue to comply with the covenants contained in the Merger Agreement, the Registration Statement and the Joint Proxy Statement/Prospectus.

This opinion is based upon the Code, Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof, and does not address the United States federal income tax treatment of the Cash Consideration. Furthermore, no assurance can be given that future legislative, judicial or administrative changes, on either a prospective or retroactive basis, would not adversely affect the validity of the conclusions stated herein. Nevertheless, we undertake no responsibility to advise you of any new developments in the application or interpretation of the U.S. federal income tax laws.

Any material change or inaccuracy in the facts, statements or representations referred to, set forth or assumed in this opinion at all relevant times may affect our conclusions set forth herein.

Based upon and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes, the Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

This opinion is expressly only as of the date hereof. Except as set forth above, we express no other opinion.

Very truly yours,

/s/ Dechert LLP